UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   SAMUEL J. WELLS
   701 5th Ave


   Des Moines, IA  50391-2003
2. Issuer Name and Ticker or Trading Symbol
   ALLIED Life Financial Corporation (ALFC)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   06/97
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  03/01/97    F    V   128.0000      D  $19.6250                    D  Direct
Common Stock                                  06/17/97    M        500.0000      A  $12.8750                    D  Direct
Common Stock                                  06/17/97    M (1)    175.0000      A  $12.8750                    D  Direct
Common Stock                                  06/17/97    D        175.0000      D  $19.0000                    D  Direct
Common Stock                                  06/17/97    M        500.0000      A  $12.8750                    D  Direct
Common Stock                                  06/17/97    S        500.0000      D  $19.0000     37,545.2964    D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Incentive Stock Option (right  $12.8750        03/31/94       A         500.0000                                       03/31/04
to buy)
Incentive Stock Option (right  $12.8750        03/31/94       A         500.0000                                       03/31/04
to buy)
Incentive Stock Option (right  $12.8750        03/31/94       A         500.0000                                       03/31/04
to buy)
Incentive Stock Option (right  $12.8750        03/31/94       A         500.0000                                       03/31/04
to buy)
Incentive Stock Option (right  $12.8750        06/17/97       M                          500.0000                      03/31/04
to buy)
Non-Qualified Stock Option     $12.8750        06/17/97       M                          500.0000                      03/31/04
(right to buy)
Non-Qualified Stock Option     $18.0000        03/21/97       A     V   9,000.0000                        03/21/00     03/21/07
(right to buy)
SAR                            $12.8750        06/17/97       M (1)                      175.0000                      03/31/04

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  03/31/94  Common Stock                   500.0000      $12.8750                  D   Direct
to buy)
Incentive Stock Option (right  03/31/94  Common Stock                   500.0000                                D   Direct
to buy)
Incentive Stock Option (right  03/31/94  Common Stock                   500.0000                                D   Direct
to buy)
Incentive Stock Option (right  03/31/94  Common Stock                   500.0000                                D   Direct
to buy)
Incentive Stock Option (right  06/17/97  Common Stock                   500.0000                  1,000.0000    D   Direct
to buy)
Non-Qualified Stock Option     06/17/97  Common Stock                   500.0000                  1,000.0000    D   Direct
(right to buy)
Non-Qualified Stock Option     03/21/97  Common Stock                   9,000.0000                9,000.0000    D   Direct
(right to buy)
SAR                            06/17/97  Common Stock                   175.0000                  350.0000      D   Direct

Explanation of Responses:

(1)
Exercise of SAR for cash.

SIGNATURE OF REPORTING PERSON
/S/ SAMUEL J. WELLS
DATE